                        UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12b-25

                   NOTIFICATION OF LATE FILING



                        (Check One):

                 ( )Form  10-K ( ) Form  20-F ( ) Form  11-K (X) Form 10-QSB

                 ( ) Form N-SAR

                 For Period Ended: June 30, 2000
                 [ ] Transition Report on Form 10-K
                 [ ] Transition  Report on Form 20-F
                 [ ] Transition Report on Form  11-K
                 [ ] Transition  Report  on Form 10-Q
                 [ ] Transition  Report  on Form  N-SAR
                 For the  Transition  Period Ended:________________

   Read Instructions (on back page) Before Preparing Form.
   Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - Registrant Information

Arbor Holdings, Inc.
Full Name of Registrant

1490 Blue Jay Circle, Weston, FL 33327
Address of Principal Excutive Offices

PART II- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The Registrant hereby represents that:

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The  accountant's  statement or other exhibit  required by Rule 12b-25
          (c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant is filing Quarterly reports in its first year and is attempting to obtain all the necessary documentation of the information required for inclusion in such report.

As a result, the Registrant's Form 10-KSB could not be filed accurately within the prescribed period without unreasonable effort and expense.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

    Alfred Arberman                 (954)             385-2553
   (Name)                        (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         ARBOR CORPORATION
           (Name of Registrant as Specified in Charter)

has caused this  notification to be
signed on its behalf of the undersigned thereunto duly authorized.

Date:                               By:
August 14, 2000                     /s/ Alfred Arberman, Chief Financial Officer
                                    and Principal Financial Accounting Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representation. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an excutive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                ATTENTION
          Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001)

                            GENERAL INSTRUCTIONS

1.      This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the
        General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulation under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.